UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

On August 31, 2026, Kornit Digital Ltd. (“Kornit” or the “Company”) held its 2026 annual general meeting of shareholders (the “Annual Meeting”) at 12:00 p.m., Israel time, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. At the Annual Meeting, the Company’s shareholders voted on three proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 20, 2026.

Based on the presence in person or by proxy at the Annual Meeting of 30,769,733, or 71.6%, of the Company’s 42,966,569 issued and outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), as of the July 20, 2026 record date for the Annual Meeting, constituting more than the minimum percentage of outstanding shares (25%) required for a quorum under the Company’s Articles of Association, as amended (the “Articles”), each of the following three proposals (and, as applicable, sub-proposals thereof) was approved by the requisite majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Articles, based on the tallies of votes specified below:

(1)	Re-election of each of Naama Halevi Davidov and Gabi Seligsohn, and initial election of Nick Beighton, in each case for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2029 and until his or her successor is duly elected and qualified (majority needed for election of each director nominee: ordinary majority of votes cast, excluding abstentions):

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Naama Halevi Davidov	27,878,915	2,830,824	59,993
Gabi Seligsohn	28,442,184	2,267,556	59,993
Nick Beighton	29,214,448	1,498,978	56,307

(2)	Adoption of a renewed compensation policy for the Company’s office holders (as defined under the Companies Law) (general majority needed among all shareholders: ordinary majority of votes cast, excluding abstentions)

Votes in Favor	Votes Against	Abstentions
30,029,341	734,860	5,532

The vote tally on Proposal 2 also achieved the requisite special majority under the Companies Law (excluding abstentions) among shareholders who (i) were not controlling shareholders and (ii) indicated that they lacked a “personal interest” (as defined under the Companies Law) in the approval of Proposal 2, as reflected in the below tally among those shareholders:

Votes in Favor	Votes Against	Abstentions
30,029,341	734,860	5,532

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and the additional period until the Company’s 2027 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation (majority needed for approval: ordinary majority of votes cast, excluding abstentions):

Votes in Favor	Votes Against	Abstentions
30,746,491	3,644	19,598

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, 333-263975,  333-286158 and 333-294642).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 31, 2026	By:	/s/ Assaf Zipori
	Name:	Assaf Zipori
	Title:	Chief Financial Officer

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